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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 FVNB CORP.
                     ----------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                   ---------------------------------------
                        (Title of Class of Securities)

                                30267410
                     ----------------------------------
                              (CUSIP Number)

                            September 17, 1998
                     ----------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/ Rule 13d-1(b)

/ / Rule 13d-1(c)

/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 30267410                    13G                      Page 2 of 4 Pages


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Victoria National Bank
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP*                             (b)  /x/

-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY                         218,366
 EACH REPORTING              --------------------------------------------------
 PERSON WITH:                 (6) SHARED VOTING POWER

                                  None
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER

                                  218,366
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER

                                  None
-------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     218,366
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     BK
 -------------------------------------------------------------------------------
                               *SEE INSTRUCTIONS
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CUSIP No. 30267410                    13G                      Page 3 of 4 Pages


ITEM 1.

         (a) (b) This statement on Schedule 13G relates to the Reporting Person's (as defined in Item 2 below) beneficial ownership interest in FVNB Corp., a Texas corporation (the "Issuer"). The address of the principal executive office of the Issuer is 101 S. Main Street, Suite 508, Victoria, Texas 77901.

ITEM 2.

         (a) This statement is being filed by First Victoria National Bank, a national banking association (the "Reporting Person");

         (b) The principal business address of the Reporting Person is 101 S. Main Street, Victoria, Texas 77901.

         (c) The Reporting Person is a national banking association organized under the laws of the United States of America.

         (d) (e) This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of the Issuer named in Item 1 of this statement. The CUSIP number associated with such Common Stock is 30267410.

ITEM 3.  FILING PURSUANT TO RULE 13d-1(b), OR 13d-2(b).

         This statement is being filed pursuant to Rule 13d-1(b). The Reporting Person is a:

   (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

   (b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

   (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

   (e) [ ] An investment adviser in accordance with SECTION 240.13d-1(b)(1)(ii)(E);

   (f) [ ] An employee benefit plan or endowment fund in accordance with SECTION 240.13d-1(b)(1)(ii)(F) ;

   (g) [ ] A parent holding company or control person in accordance with SECTION 240.13d-1(b)(1)(ii)(G);

   (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

   (j) [ ] Group, in accordance with SECTION 240.13d-1(b)(1)(ii)(J) .

ITEM 4.  OWNERSHIP.

         (a) (b) The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 218,366, which represents 9.1% of the shares of Common Stock reported to be outstanding as of June 7, 2001. The aggregate number and percentage of the Common Stock beneficially owned by the Reporting Person is calculated in accordance with Rule 13d-3(d)(1).

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CUSIP No. 30267410                    13G                      Page 4 of 4 Pages


         (c) The Reporting Person has sole voting and dispositive power over the 218,366 shares of Common Stock beneficially owned by it as indicated above.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The Reporting Person has no right to receive, or the proceeds from the sale of, the shares beneficially owned by the Reporting Person as reported herein, although the Reporting Person or power to direct the reinvestment of any such dividends or sales proceeds. The Reporting Person holds the shares beneficially owned by it as reported herein in a fiduciary capacity, as trustee, for various accounts held in the Reporting Person's Trust and Investment Management Department. No such account relates to more than five percent of the outstanding shares of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                  June 26, 2001


                                  FIRST VICTORIA NATIONAL BANK


                                  By: /s/ W. STEVE MEACHAM
                                      ------------------------------------------
                                      W. Steve Meacham, Senior Vice President
                                      and Senior Trust Officer